Exhibit 15.4

February 2, 2022

Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Commissioners:

We have read the statements made by Novo Nordisk A/S (copy attached), which we understand will be filed with the Securities and Exchange Commission, pursuant to Item 16F of Form 20-F of Novo Nordisk A/S dated February 2, 2022. We agree with the statements concerning our Firm contained therein.

Very truly yours,

/s/ PricewaterhouseCoopers
Statsautoriseret Revisionspartnerselskab

Attachment:

ITEM 16F. CHANGE IN REGISTRANT'S CERTIFYING ACCOUNTANT

As a result of mandatory rotation of independent audit firms for public companies in Denmark, as established by the European Union regulations, Novo Nordisk could not renew PricewaterhouseCoopers Statsautoriseret Revisionspartnerselskab (“PwC”) contract for the fiscal year beginning January 1, 2021. Accordingly the Board of Directors in accordance with a recommendation from the Audit Committee proposed the appointment of Deloitte Statsautoriseret Revisionspartnerselskab (“Deloitte”) as Novo Nordisk’s new statutory auditor and independent registered public accounting firm. Deloitte was confirmed as statutory auditor for the fiscal year beginning January 1, 2021 at the annual general meeting held on March 25, 2021, replacing PwC. PwC was dismissed as Novo Nordisk’s independent registered public accounting firm on February 3, 2021 upon the issuance of its audit report in respect of the fiscal year ended December 31, 2020.

PwC’s audit reports on Novo Nordisk’s consolidated financial statements for the years ended December 31, 2020 and 2019 contained no adverse opinion or a disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope, or accounting principle.

During the years ended December 31, 2020 and 2019, and through February 3, 2021, there have been (i) no disagreements between Novo Nordisk and PwC on any matters of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreement, if not resolved to the satisfaction of PwC, would have caused PwC to make reference thereto in their reports on the financial statements for such years, and (ii) no “reportable events” as that term is defined in Item 16F(a)(1)(v) of Form 20- F.

Novo Nordisk has provided PwC with a copy of the foregoing disclosure under this Item 16F and has requested PwC to furnish Novo Nordisk with a letter addressed to the Securities and Exchange Commission stating whether or not PwC agrees with such disclosure. A copy of PwC's letter dated February 2, 2022 is provided as Exhibit 15.4 of this Annual Report on Form 20-F.

During the years ended December 31, 2020 and 2019 and through March 25, 2021, neither Novo Nordisk nor anyone on its behalf consulted Deloitte in relation to either: (1) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on Novo Nordisk’s consolidated financial statements and neither a written report was provided to Novo Nordisk or oral advice was provided that Deloitte concluded was an important factor considered by Novo Nordisk in reaching a decision as to the accounting, auditing or financial reporting issue or (2) any matter that was either the subject of a disagreement (as defined in Item 16F(a)(1)(iv)) of Form 20-F or a reportable event as that term is defined in Item 16F(a)(1)(v) of Form 20-F.